EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
YEARS ENDED DECEMBER 31,
(Unaudited)
(Dollars in Millions)

	2016	2015	2014	2013	2012

Profit of consolidated companies	$390	461	544	$527	$439

Add:
Provision for income taxes	171	158	209	167	145

Profit before income taxes	$561	$619	$753	$694	$584

Fixed charges:
Interest expense	$611	$593	$631	$734	$801
Rentals at computed interest*	6	5	6	6	6

Total fixed charges	$617	$598	$637	$740	$807

Profit before income taxes plus fixed charges	$1,178	$1,217	$1,390	$1,434	$1,391

Ratio of profit before income taxes plus fixed charges to fixed charges	1.91	2.04	2.18	1.94	1.72

*Those portions of rent expense that are representative of interest cost.